

November 15, 2011

Via E-mail
Mr. David A Fiorenza
Chief Financial Officer
Newmarket Corporation
330 South Fourth Street
Richmond, VA 23218

      Re: **Newmarket Corporation**
               Form 10-Q for the period ended September 30, 2011
               Filed November 2, 2011
               File No. 1-32190

Dear Mr. Fiorenza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2011

Note 8. Contractual Commitments and Contingencies, page 15

1.   We note that the recent legal settlement was recorded net of related expenses. Please tell us, and revise future filings to disclose, your accounting policy for legal costs.

Note 12. Consolidating Financial Information, page 25

2.   Please confirm to us, and clarify in future quarterly filings, that the guarantees are "full and unconditional" as required by Rule 3-10 of Regulation S-X.

3.   Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flows of the "Parent" during each interim period. It is unclear to us how the "Parent" generated positive operating cash flows during each interim

period given the absence of any revenue transactions. If the positive operating cash flows of the "Parent" relate to changes in inter-company amounts, please explain to us how and why you believe classifying those amounts in operating cash flows is appropriate.

4.   If material amounts of cash are held in foreign jurisdictions, please revise your liquidity disclosures in MD&A in future filings to quantify the amount of cash held in foreign jurisdictions as of each balance sheet date and to discuss any potential tax implications if those funds are required to be transferred to the US.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief